Exhibit 99.1

Caledonia Mining Corporation Plc

(TSX: CAL; OTCQX: CALVD; AIM: CMCL)

Caledonia’s shares to commence trading on the NYSE American (formerly the NYSE MKT)

St Helier, July 24, 2017: Caledonia Mining Corporation Plc (the "Company" or “Caledonia”) is pleased to announce that the New York Stock Exchange (“NYSE”) has approved the listing of the Company’s common shares on the NYSE American stock exchange. The Company expects that its common shares will begin trading on the NYSE American on July 27, 2017 under the trading ticker symbol “CMCL”. The Company remains listed on the Toronto Stock Exchange (“TSX”) under the symbol “CAL” and depositary interests in the common shares remain admitted to trading on AIM of the London Stock Exchange plc under the symbol “CMCL”. The trading of the Company’s common shares on the OTCQX under the symbol “CALVD” is expected to cease upon the commencement of trading on the NYSE American.

Steve Curtis, CEO, stated, “This listing for the Company on the NYSE American is another significant step for Caledonia which joins some of the world’s best-known gold and precious metals companies with a listing on this prestigious US exchange. This further step in the development of Caledonia’s corporate status has taken place against the backdrop of continued progress on our major operational development projects, principally the sinking of the Central Shaft at the Blanket Mine in Zimbabwe. The Central Shaft, which is being funded from Blanket’s internal resources, is expected to fundamentally change the nature of Blanket’s operations by improving operating efficiencies and providing access to deeper levels for exploration, development and production. Completion of the Central Shaft remains on schedule for the fourth quarter of 2018. The listing on the NYSE American is intended to provide the Company with greater access to US institutional and retail investors which in turn is hoped will result in better overall trading liquidity, a lower cost of capital and other benefits for Caledonia and its shareholders.”

About Caledonia

Following the implementation of indigenisation in Zimbabwe in September 2012, Caledonia’s primary asset is a 49% interest in an operating gold mine in Zimbabwe (“Blanket Mine”). Blanket Mine plans to increase production from 50,351 ounces in 2016 to approximately 80,000 ounces in 2021. Blanket Mine’s target production for 2017 is 52,000 to 57,000 ounces. Caledonia expects to publish its results for the quarter to June 30, 2017 on or about August 14, 2017. Caledonia’s current dividend policy is to pay a quarterly dividend which is currently 6.875 cents per share, or 27.5 cents per share on an annualised basis.

Head and Registered Office: Caledonia Mining Corporation Plc

3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey, Channel Islands, JE2 3NF

info@caledoniamining.com | | www.caledoniamining.com

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating but not limited to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, our plans and timing regarding drilling and development (including in particular the completion of the Central Shaft), the timing of the listing on NYSE American and the affects of the listing on liquidity, cost of capital and other benefits. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects (including in particular the Central Shaft), lack of investor appetite, deterioration in the share price, lack of volume of trading in shares and other factors.

Shareholders, potential shareholders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.